

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Mr. Andre van Niekerk
Chief Financial Officer
Golden Star Resources Ltd.
150 King Street West
Sun Financial Tower, Suite 1200
Toronto, Ontario M5H IJ9

> **Re: Golden Star Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 000-12284**

Dear Mr. Niekerk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form
Consolidated Mineral Resources and Mineral Reserve Estimations, page 32

1.   Please clarify the mineral pricing used in the determination of your Prestea Underground mineral reserves. In this regard we note your disclosure of $1300 per ounce in your annual filing and $1500 per ounce in your technical report.

Exhibit 99.2 – Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 11
Income tax expense/(recovery), page 12

2.   We note your discussion of income tax expense/(recovery) only discussed the tax effects of Wassa. We also note that your reconciliation of the actual and expected income tax includes line items that, although they may offset each other, are significant to the reconciliation. In order to provide investors with greater insight, please expand your discussion, for example, please explain the line items "loss carryover not previously recognized" and "expired loss carryovers" which had an offsetting effect for the year ended December 31, 2013. Also, discuss the impairments and operating results at Bogoso and their effect on your income taxes. Please discuss whether there are any known uncertainties or trends that could affect your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

Exhibit 99.3 – Consolidated Financial Statements
Note 3. Summary of Accounting Policies, page 11
Mining properties, page 13

3.   We note your policy on mining properties that mining property assets typically have an estimated life equal to or greater than the estimated life of an ore reserves and are amortized over the life of proven and probable reserves. Please explain in which circumstances mining properties have an estimated life greater than the life of ore reserves. Please expand your accounting policy to discuss how you apply unit of production method in these circumstances.

Note 4. Critical Accounting Judgements, Estimates and Assumptions, page 17
Units of production depreciation, page 17

4.   We note you use the units of production method based on estimated recoverable ounces of gold for determining depreciation related to mineral properties and a large portion of property, plant and equipment. You state, in addition to proven and probable reserves, that you include non-reserve material in your depreciable base when sufficient objective evidence exists that it is probable that non-reserve material will be produced. Please provide the following:

   a) explain to clarify which "non-reserve material" (measured, indicated and/or inferred resources) is used in your depreciable base;

   b) quantify the amounts included for each type of resource estimate included and discuss what the effect would be if only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves were used for each year presented;

   c) clarify this note and provide draft disclosure to be included in future filings.

Note 13. Debt, page 25

5.   We note you recorded a gain of $51.2 million related to your 5% convertible debentures. You state investors would normally cap the volatility used in the Black-Scholes model and you have set the volatility at 40%. Please further explain your rationale for computing the volatility at 40%. Please provide the actual volatility and the fair value of the convertible debentures using the actual volatility for each year presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining